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SEC FILE NUMBER
8-35271

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/06 (MM/DD/YY) AND ENDING 07/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ATEL SECURITIES CORPORATION** — OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) — FIRM I.D. NO.

600 California Street, 6th floor

(No. and Street)

San Francisco (City) — **California** (State) — **94108** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Schussler — **415-616-3404** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP

(Name – *if individual, state last, first, middle name*)

One California Street, 4th floor (Address) — **San Francisco** (City) — **California** (State) — **94111** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SAMUEL SCHUSSLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATEL SECURITIES CORPORATION as of July 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SUBSCRIBED AND SWORN TO BEFORE ME

THIS 26th DAY OF Sept. 2007

BY Samuel Schussler

NOTARY PUBLIC

Notary Public

Signature

Chief Accounting Officer

Title



JUDITH J. MURIO
Commission # 1446647
Notary Public - California
San Francisco County
My Comm. Expires Oct 21, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

ATEL SECURITIES CORPORATION

(SEC I.D. No. 17229)

INDEPENDENT AUDITOR'S REPORT
AND
STATEMENT OF FINANCIAL CONDITION
(with supplemental information)

JULY 31, 2007

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
ATEL Securities Corporation:

We have audited the accompanying statement of financial condition of ATEL Securities Corporation (the Company) as of July 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of July 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

San Francisco, California
September 26, 2007

ATEL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

AS OF JULY 31, 2007

ASSETS

Cash	$	338,904
Notes receivable from parent including accrued interest		565,166
Accounts receivable		44,000
Amounts due from affiliated partnerships		25,806
Prepaid expenses		728
Total assets	$	974,604

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Commissions payable - third parties		123,530
Due to parent,net		26,873
Income taxes payable		5,622
Accrued liabilities		102,311
Total liabilities		258,336
Shareholder's equity:		
Common stock, no par:100,000 shares authorized 10,000 shares issued and outstanding		260,233
Retained earnings		456,035
Total shareholder's equity		716,268
Total liabilities and shareholder's equity	$	974,604

ATEL Securities Corporation

Notes to Statement of Financial Condition

July 31, 2007

1. Organization

ATEL Securities Corporation (the Company) was incorporated under the laws of the State of California on November 26, 1985. In February 1986, the Company was registered as a securities broker/dealer for the purpose of selling units in affiliated Funds of ATEL Financial Services, LLC (the Parent). The Company is a wholly owned subsidiary of the Parent. The financial position of the Company would be significantly different if the Company were autonomous.

2. Significant Accounting Policies and Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

Cash includes cash balances at a financial institution in a standard noninterest-bearing account.

Income Taxes

The Company provides deferred income taxes under the liability method of accounting. Under this method, deferred tax assets and liabilities are determined based on differences between-the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are in effect. As of July 31, 2007, there were no differences between the financial reporting and the income tax basis of assets and liabilities.

3. Capital Requirement

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital at July 31, 2007 was $204,098, which exceeded minimum net capital requirements by $190,617. The ratio of aggregate indebtedness to net capital was approximately 0.66 to 1.

4. Regulatory Requirements

In management's opinion, the Company was exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended July 31, 2007 because it does not hold customer funds or securities.

ATEL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (SCHEDULE I) JULY 31, 2007

COMPUTATION OF NET CAPITAL

SHAREHOLDER'S EQUITY	$716,268
COMMISSIONS PAYABLE TO BDS – ADDED BACK TO NET WORTH	123,530
	839,798
LESS:	
Total nonallowable assets – A/R and prepaid expenses	85,700
Note receivable	550,000
Total nonallowable assets	635,700
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	204,098
NET CAPITAL	$204,098
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF TOTAL AGGREGATE INDEBTEDNESS)	8,987
MINIMUM DOLLAR REQUIREMENT	5,000
NET CAPITAL REQUIREMENT	8,987
EXCESS NET CAPITAL	195,111
EXCESS NET CAPITAL @1000% (NET CAPITAL – 10% OF AGGREGATE INDEBTEDNESS)	190,617

ATEL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (SCHEDULE I) JULY 31, 2007 (continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities included in statement of financial condition	134,806
TOTAL AGGREGATE INDEBTEDNESS	134.806
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.66 to 1

OTHER RATIOS

PERCENTAGE OF DEBT TO DEBT EQUITY	0.00%

There are no material differences between the amounts presented above and the amounts presented in the Company's July 31, 2007 FOCUS Part II Report

ATEL SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (SCHEDULE II)
JULY 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as all the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) in the Rule.

ATEL SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934 (SCHEDULE III) JULY 31, 2007

The company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as all the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) in the Rule.

END